Offering Statement for MYXR Inc ("MyXR")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   MYXR Inc

   2269 Chestnut Street

#313
San Francisco, CA 94123

Eligibility

2. **The following are true for MYXR Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Peter Stramese

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Working Experience (https://www.linkedin.com/in/peterstramese/): Project Director, MYXR - 2019 - Present; Senior Technical Team Lead, GreenDart Incorporated - 2015 - Present; Having worked in the Washington DC area for 20 years, Mr. Peter Stramese has a wide spectrum of project development and deployment experience in weapon systems, military and commercial spacecraft, embedded sensor systems, and software development. He received his BS in Electrical Engineering (BSEE) at the University of Massachusetts-Lowell and his MSEE at Virginia Tech with a focus on Satellite Communications and thesis in Wavelet Compression for Images and Video. He led the Government Algorithm team that developed the Missile Defense Agency's Multiple Kill Vehicle (MKV), was the Senior Technical Lead on the Ultralight Aircraft Detection System for Customs and Border Protection (CBP), and pioneered industrial engineering efforts to commoditize spacecraft components and processes using rapid prototyping and manufacturing techniques for the Office of Responsive Space at Kirtland AFB (Albuquerque, NM); Stramese led development teams, and was the Subject Matter

Expert for JIEDDO's SWARM counter-IED software for warfighters in the Middle East. Mr. Stramese was recognized by Director, Missile Defense Agency - for technical and programmatic leadership in the area of Engagement Management for Volume Kill Vehicles; Outstanding Test Leadership for work with CBP's 5000+ node ACE system and was the DHS Small Business Achievement Award recipient in 2018. Mr. Stramese is the Mid-Atlantic educator for USRowing, providing extensive training to other coaches on the East Coast, and is an avid Crossfit competitor. Mr. Stramese lives in Alexandria Virginia.

Name
Hon Luu

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Working Experience (https://www.linkedin.com/in/hon-luu-b5a21/): Partner, Point Bonita Partners - 2008 - Present; Advisor, MYXR Inc - 2018 - Present:

Name
Daniel Nagle MD

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Working Experience : Director, MYXR Inc - June 2020 - Present; Investor, MYXR Inc - -2018 - Present; Retired - 2017; DANIEL J. NAGLE, MD, FAAOS, FACS Dr. Nagle is a Professor Emeritus of Clinical Orthopaedic Surgery at the Northwestern University Feinberg School of Medicine in Chicago, Illinois and a Fellow of the American College of Surgeons and the American Academy of Orthopaedic Surgeons (AAOS). He was the Chicago Cubs hand surgeon for 34 years and a surgeon consultant to the Chicago Bears. He is board certified in orthopaedic surgery with a certificate of added qualification in hand surgery and has practiced upper extremity surgery and microsurgery at Northwestern Memorial Hospital since 1984. Dr. Nagle has been active in coding education and CPT procedure code development since 1993 and has served as chair of the coding and reimbursement committees of the American Society for Reconstructive Microsurgery (ASRM), the American Society for Surgery of the Hand (ASSH) and the AAOS. He served on the American Medical Association (AMA) Relative Value Scale Update Committee (RUC) and is currently a member of the AMA CPT Editorial Panel member. Dr. Nagle has had the privilege of being the president of the Chicago Society for Surgery of the Hand, the ASRM, and the ASSH. He is currently the President-Elect of the International Federation of Societies for Surgery of the Hand.

Name
Hans Koch

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work Experience (https://www.linkedin.com/in/hkoch/): Chairman and CEO, MYXR Inc - March 2020 - Present; CEO, MYXR Inc - Aug 2017 - Present; Board Member, Zell-Lurie Institute/Entrepreneurial Studies - 2001 - Present; Chairman, GANTRY - 2013 - 2017; BACKGROUND: Executive/entrepreneur with a range of innovative and successful management experience, business launches, tech startups, turnarounds, nationwide rollouts, corporate transactions, corporate entrepreneurship, film/music production, and iconic real estate developments. Koch's business knowledge spans traditional and new economy arenas with concentrations in brands/branding, celebrities, technology/eCommerce, fashion, music/entertainment, media/film, retail, and real estate. Specialties: Company leadership (2-1,000 employees), contract/M&A negotiation, board/management recruitment, strategic partner execution, product strategy, branding and marketing strategy, investor relations, media relations/strategy, and creation of innovative/disruptive business models. Education: University of Michigan (Ann Arbor), BA, Political Science

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

    ### Hans Koch

Securities:	3,482,870
Class:	Class A Common Stock
Voting Power:	79.9%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

    We're building a [white-labeled] global, augmented reality, AI, and engagement ecosystem designed to optimize and empower the everyday experience of sports, work, entertainment, education, and community worldwide. Formed in 2017, and with first revenue in 2018, MYXR Inc is a software company creating augmented reality and engagement solutions for customers and users across a wide variety of clients and use cases. Our solutions are mostly sold under longer term subscription and licensing agreements that range. In select cases, the company will make the software available for resale through qualified and exceptional resellers, whether they be governments, corporations, or agencies. Our main products are 1) MYXR Engage, a gamification and reward engine (originally acquired in 2018) for a variety of use cases and vertical markets, and 2) MYXR Experience Platform, an augmented reality syndication platform initially for sports, entertainment, and brands/retail. We collect revenues from subscriptions to our software under subscription agreements and the licenses to use them. These subscriptions can range from $5,000/mo to $250,000/mo (or more) based on use case and users on the customers platform. Additional revenue may be, as it has in the past, derive from content creation by our partners, a la carte or one time use products, or reward placement revenue paid by partners wanting access to our customers that select them as a reward partner.

    MyXR currently has 40 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in MYXR Inc speculative or risky:**

    1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.
    4. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market.

At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its shares on an exchange, is acquired, or goes bankrupt.

7. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage it may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company

may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

MYXR Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $249,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The following will be the use of funds:

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Compensation for managers	$0	$25,000
Engineering expansion (Engage 2.0x, Experience Platform 3.0, Portal 2.0)	$8,000	$125,000
Legal / Contracts	$1,000	$30,000
Conversion of 1099 to W2 for existing staff	$0	$5,000
Additional payroll for new Sales, Analytics, Financial team	$0	$5,000
Partnerships and Marketing	$0	$30,000
Formation of MyXR Foundation	$0	$1,750
Existing Accounts Payable	$510	$15,999
Total Use of Proceeds	**$10,000**	**$249,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and MYXR Inc must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing.

Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $3.44 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	10,000,000	4,367,670	Yes	Each holder of shares of Class A Common Stock shall be entitled to 1 vote for each share of Class A Common Stock held.
Class B Common Stock	3,050,000	0	Yes	Each holder of shares of Class B Common Stock shall be entitled to 10 votes for each share of Class B Common Stock held.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options Plan		675,000
Class A Share Warrants		286,741

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. Stock Options and Class A Share Warrants if exercised at a future date would dilute your ownership stake in the company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Each holder of shares of Class A Common Stock shall be entitled to 1 vote for each share of Class A Common Stock held. Each holder of shares of Class B Common Stock shall be entitled to 10 votes for each share of Class B Common Stock held.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt, or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that

is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	10 Promissory Notes Coin-In Acquisition
Amount Outstanding:	$208,148
Interest Rate:	2.0%
Maturity Date:	January 19, 2021
Other Material Terms:	

Unsecured notes related to acquisition. In discussion to extend Maturity by one (1) year. The Interest shall accrue on the outstanding principal amount thereof at the rate of 2% per annum, simple interest; provided, however, that during any Event of Default interest will accrue at the rate of 6% per annum, compounded annually, or the maximum rate permissible by applicable law, whichever less.

Creditor(s):	Convertible Promissory Note 1
Amount Outstanding:	$50,000
Interest Rate:	5.0%

Maturity Date:	March 27, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 2
Amount Outstanding:	$50,000
Interest Rate:	5.0%
Maturity Date:	July 18, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 3
Amount Outstanding:	$75,000
Interest Rate:	5.0%
Maturity Date:	August 13, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 4
Amount Outstanding:	$40,960
Interest Rate:	5.0%
Maturity Date:	September 24, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 5
Amount Outstanding:	$100,000
Interest Rate:	5.0%
Maturity Date:	September 27, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 6
Amount Outstanding:	$50,000
Interest Rate:	5.0%
Maturity Date:	September 27, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 7
Amount Outstanding:	$50,000
Interest Rate:	5.0%
Maturity Date:	September 28, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 8
Amount Outstanding:	$50,000
Interest Rate:	5.0%
Maturity Date:	November 11, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 9
Amount Outstanding:	$15,000
Interest Rate:	5.0%
Maturity Date:	November 16, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 10
Amount Outstanding:	$50,000
Interest Rate:	5.0%
Maturity Date:	December 4, 2021
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 11
Amount Outstanding:	$25,000
Interest Rate:	5.0%
Maturity Date:	June 28, 2022
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 12
Amount Outstanding:	$15,000
Interest Rate:	5.0%
Maturity Date:	May 15, 2023
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Convertible Promissory Note 13
Amount Outstanding:	$5,000
Interest Rate:	5.0%
Maturity Date:	December 4, 2023
Other Material Terms:	

Automatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Promissory Note - Terri Lo
Amount Outstanding:	$25,000
Interest Rate:	5.0%
Maturity Date:	June 30, 2021
Other Material Terms:	

utomatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Promissory Note - Terri Lo
Amount Outstanding:	$1,500
Interest Rate:	5.0%
Maturity Date:	June 30, 2021
Other Material Terms:	

utomatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Promissory Note - Todd Berardi
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	June 30, 2021
Other Material Terms:	

utomatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Hans Koch
Amount Outstanding:	$184,477
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Accrued Compensation. CEO may choose to forgive some or all amount due in the future. CEO has previously forgiven 2018 compensation.

Creditor(s):	Partner Bridge Note - Vendor
Amount Outstanding:	$117,375
Interest Rate:	1.5%
Maturity Date:	December 31, 2021

Other Material Terms:

utomatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Partner Bridge Note - Terri Lo
Amount Outstanding:	$60,000
Interest Rate:	5.0%
Maturity Date:	May 31, 2021
Other Material Terms:	

utomatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

Creditor(s):	Promissory Note - Terri Lo
Amount Outstanding:	$100,000
Interest Rate:	5.0%
Maturity Date:	October 31, 2021
Other Material Terms:	

utomatic Conversion: The Note Balance will be converted into capital stock automatically at the closing of the initial sale of the Company's capital stock in which the Company receives gross aggregate proceeds of at least $2,000,000 (excluding the conversion of the Notes), whether in a single or multiple closings (the "Qualified Financing"). The number of shares that will be issued upon conversion of each Note shall be determined by dividing the Note Balance by the Automatic Conversion Price. "Automatic Conversion Price" means the lesser of (a) eighty percent (80%) of the price per share at which the capital stock is being sold for cash in the Qualified Financing and (b) an amount equal to (i) $10 million (the "Valuation Cap") divided by (ii) the total number of shares of capital stock of the Company then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities). Optional Conversion: If the Notes remain outstanding on the Maturity Date, the Company may elect to have the Note Balance converted into Series Seed Preferred Stock of the Company ("Optional Conversion Shares"). The number of Optional Conversion Shares that shall be issued to the Investors shall be determined by dividing the Note Balance by an amount equal to (a) the Valuation Cap, divided by (b) the total number of shares of the Company's capital stock then outstanding on a fully-diluted basis (excluding shares issuable upon conversion of the Notes and any other convertible notes or other convertible securities) (the "Optional Conversion Price"). The Optional Conversion Shares will be issued on the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com and shall have a liquidation preference per share equal to the Optional Conversion Price.

25. **What other exempt offerings has MYXR Inc conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Hans Koch	CEO	Accrued Compensation	$184,477

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    MYXR Inc is a company formed in 2017 and is generating revenues. Our average monthly burn rate is approximately $30,000, with a current average allocation of 10% towards sales and marketing, 70% to development, 10% to general and administrative expenses, and 10% to operations. With this raise, we plan to continue to allocate a higher percentage to development as we prepare for the release of new revenue-generating products. We believe these activities will result in continuing to increase shareholder value towards our next financing. We intend to raise approximately $3 million in a new financing round in early 2021. We eliminated our office in 2019, and have limited overhead related to our business. We currently have between $1,000 and $50,000 in the bank at any time, and approximately $1,200,000 in notes and convertible debt. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to receive new revenues, which are expected within 90 to 120 days from this offering. Our expenses for the year ended on December 31, 2018, amounted to $912,698.28, which resulted in a $312,697.90 loss. Our expenses for the year ended on December 31, 2019, amounted to $355.743, which resulted in a $330,457.37 loss. The additional expenses in 2018 are primarily attributable to a 49erts program on our MYXR experience platform, which aggregated $339,515. The 2018 revenue was from 2 contracts that were the proof of concept for our augmented reality syndication platform, one long term (in the form of host) and one short term (in the form of syndicated advertising). The drop in revenues that followed is directly tied to the reorganization and rebuilding that followed the proof of concept to assemble a stronger organization at every level, from customer service to engineering to the board of directors. Given our progress, we believe $3.44 per share is now appropriate.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    ## Taxes

Total Income	Taxable Income	Taxes Paid
$25,286	($330,457)	$0

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

        If Yes to any of the above, explain:

    5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
        2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

MYXR Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription: We all know the power of technology to keep us connected. But new technology can do much more for our citizens, especially in critical moments. At MyXR we build technology platforms to empower communities of millions, allowing governments and businesses to work together to send accurate information and stay ahead of the curve. Now, MyXR is on a mission to deliver a technology platform that allows communities to alter the course of the COVID-19 pandemic. We launched MyXR Engage 2.0 to reward individuals for taking responsible actions that benefit everyone. From staying informed to staying involved, from caring for themselves to checking on others. From driving to food banks to donating blood, every action earns reward points that can be redeemed for local or national brands to build customer engagement and loyalty for partners.MyXR portal brings the outside world to quarantine patients through augmented reality on mobile devices, presenting no risk of infection or transmission. Our platforms are secure, easy to customize and integrate, and built to serve millions of people. We're proud to offer the software with an important mission to enhance human health and safety. MyXr, let's continue the mission together.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.myxr.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.